

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2013

Via E-Mail
Dr. Christopher J. Schaber, Ph.D.
President and Chief Executive Officer
Soligenix, Inc.
29 Emmons Drive, Suite C-10
Princeton, NJ 08540

> **Re: Soligenix, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 13, 2013**
> **File No. 333-184762**

Dear Dr. Schaber:

We have reviewed your amended registration statement and have the following comment. We have limited our review of your registration statement to those issues we have addressed in our comments.

Please respond to this letter by amending your registration statement as requested. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 5.1

Please file a revised legal opinion that opines that:

- the Units themselves are binding obligations of the registrant in accordance with Section II.B.1.h of Staff Legal Bulletin No. 19;

- each Warrant included in the Units is a binding obligation of the registrant in accordance with Section II.B.1.f of Staff Legal Bulletin No. 19; and

- each preferred stock purchase right attached to Soligenix's common stock is a binding obligation of the registrant in accordance with Section II.B.1.g of Staff Legal Bulletin No. 19.

In addition, please delete your assumption that the registrant has an adequate number of authorized shares of common stock in accordance with II.B.3.a of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Amy Reischauer at (202) 551-3793, Daniel Greenspan at (202) 551-3623, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
        Leslie J. Croland
        Duane Morris LLP
        200 South Biscayne Boulevard, Suite 3400
        Miami, FL 33131-2318